EXHIBIT 5.1

April 13, 2004

True Temper Sports, Inc.
8275 Tournament Drive, Suite 200
Memphis, Tennessee  38125

Re:                               $125.0 million 8 3/8% Senior Subordinated Notes due 2011

Ladies and Gentlemen:

We have acted as counsel to True Temper Sports, Inc., a Delaware corporation (the “Company”), in connection with the preparation of a registration statement on Form S-4 (the “Registration Statement”) to register under the Securities Act of 1933, as amended (the “Act”), an offer to exchange (the “Exchange Offer”) $125.0 million aggregate principal amount of 8 3/8% Senior Subordinated Notes due 2011 (the “Old Notes”) for $125.0 million principal amount of 8 3/8% Senior Subordinated Notes due 2011 (the “New Notes”).  The Old Notes were, and the New Notes will be, issued under an indenture (the “Indenture”) between the Company and The Bank of New York, as trustee.  In this connection, we have examined such corporate and other records, instruments, certificates and documents as we considered necessary to enable us to express this opinion.

Based on the foregoing, it is our opinion that, upon completion of the Exchange Offer, the New Notes will have been duly authorized for issuance and, when each series of New Notes is duly executed, authenticated, issued and delivered, such series will constitute valid and legally binding obligations of the Company entitled to the benefits of the Indenture, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor’s rights and to general equity principles (whether considered in a proceeding at law or in equity).

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to Mayer, Brown, Rowe & Maw LLP under the caption “Legal Matters.”

Very truly yours,

/s/ Mayer, Brown, Rowe & Maw LLP
MAYER, BROWN, ROWE & MAW LLP